AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

082-34639

SE~~C#82-5258~~

08000172

SEC Mail Processing Section
JAN 08 2008
Washington, DC
101

21 December 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 21 December 2007

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Erica Headlam
Accountant

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

dlw 1/14

7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

21 December 2007

Agenix Part Of Successful Consortium Which Wins Monoclonal Antibody Grant

Agenix today announced that it was part of a successful consortium that has been awarded an Industry Cooperative Innovation Program (ICIP) Grant entitled "Production of Monoclonal Antibodies" from AusIndustry, a division of the Department of Industry, Tourism and Resources. The ICIP grant consortium members are Acyte Biotech Pty Ltd, Biopharmaceuticals Australia, and Agen Biomedical Ltd.

The grant research work will be led by Acyte and will address the need to accelerate monoclonal antibody production from the research bench to the clinic by optimizing and selecting appropriate cell lines which can be used for antibody production. Acyte will utilize its innovative cell expression technology to isolate and identify high yielding cell lines in a rapid fashion, potentially reducing the time taken for this aspect of biopharmaceutical development from many months to a few weeks. Agen will contribute materials, technical characterization of expression products and commercially focused direction. Biopharmaceuticals Australia will leverage outcomes to assist other organisations translate R&D opportunities into commercial prospects.

Agen's Research and Product Development Director, Dr Mike Gerometta said: "We are pleased to be a part of this successful grant which will address an important need to improve rapid and cost-effective production of monoclonal antibodies from mammalian cell culture. This grant is evidence of Agenix's aim to remain on the cutting edge of Australia's monoclonal antibody innovation, after guiding ThromboView® through preclinical and Phase II clinical development."

Acyte CEO, Professor Peter Gray stated: "Currently, optimization of expression and production methods for promising biopharmaceutical candidates is often outsourced to overseas groups, with time and expense impacts for the product development cycle. Building Australian capability in this domain is critical to facilitating the translation of promising bench research into lead candidates, ready for early stage clinical trials."

BioPharmaceuticals Australia aims to develop world-class contract manufacturing facilities to service the needs of this rapidly growing sector. General Manager David Hughes said, "This is a great example of how Australian players can build on each others' strengths to support commercial development of products expressed in mammalian cells. We look forward to encouraging many more such collaborations".

ENDS

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: +61 408 151 270

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

20 December 2007

REMUNERATION DETAILS OF NEW CEO

As announced earlier today, the Agenix Board has appointed Dr Stephen Phua, MBBS, MFPM, as Chief Executive Officer and Managing Director effective from 3 January 2008.

Dr Phua will be based in Singapore but will spend considerable time visiting the Agenix China operations.

Dr Phua has been employed under a 2-year contract commencing 3 January 2008. His remuneration package consists of the following:

- a cash salary of A$400,000
- potential bonuses of a further A$225,000 based on the achievement of operational goals and share price performance.
- Dr Phua will be based in Singapore and taxed as a Singaporean resident. If for any reason Australian income tax is levied, which the Board has been advised will not be the case, the company will reimburse Dr Phua for any amount above Singapore resident tax rates.
- The provision of a car and a driver.
- The payment of family medical and dental expenses.
- The issue of 5 million options, as an incentive to accept the role of CEO and Managing Director with the company, with an exercise price of 16 cents (the closing price of Agenix shares on the deemed effective date of the contract).
- Participation in the company employee option scheme with option grants of 500,000 options on 21 July 2008 and 500,000 options on 21 July 2009 with exercise prices calculated as the average closing share price of Agenix shares for the 20 trading days prior to each grant date.
- 6 months' notice is required.
- If the contract is terminated early with no breach of the conditions of employment by the employee then the company will be required to make a lump sum payment equivalent to the sum of:
    - 12 months' fixed remuneration plus average bonus previously paid,
    - unused annual and other statutory leave,
    - an amount equal to the Black Scholes valuation of unexercised options issued to the employee.

ENDS

For more information contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: +65 9878 1233

AGENIX

21 December 2007

RESEARCH REPORT AVAILABLE

For the benefit of shareholders, Agenix has placed a recent research report on Agenix by AEGIS Equities Research on our website.

ENDS

For more information contact:

Mr Neil Leggett
Director
Agenix Limited
Ph: +61 408 151270

END